FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Diana Shipping Inc. (the "Company") dated November 10, 2009 announcing its financial results for the third quarter and nine months ended September 30, 2009.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File No. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 10, 2009	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Executive Vice-President and Secretary Telephone: + 30-210-9470100 Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009

ATHENS, GREECE, November 10, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $28.7 million for the third quarter of 2009.  This compared to net income of $57.6 million reported in the third quarter of 2008.

Voyage and time charter revenues were $58.2 million for the third quarter of 2009, compared to $87.4 million for the same period of 2008, due to a decrease in prevailing time charter rates and increased off-hire and drydock days.

Net income for the nine months ended September 30, 2009 amounted to $93.9 million, compared to net income of $167.5 million for the same period of 2008. Voyage and time charter revenues were $180.7 million for the nine months ended September 30, 2009, compared to $253.1 million for the same period of 2008.

Chairman and Chief Executive Officer's Comments

"Diana Shipping Inc. has again produced strong results during the third quarter of 2009.  We have delivered a profitable quarter despite the continued turbulent economic climate.  The Company's cash position has been strengthened substantially by our recent results, and our debt level remains one of the lowest among publicly trading shipping companies.  We have further enhanced our earning potential by recently adding a 20th vessel to our fleet with an attractive charter, and are expecting delivery of an additional Capesize vessel with a profitable charter in February 2010," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Mr. Palios further stated, "We believe Diana Shipping remains well-positioned to manage through the current difficult period and to build value for the future.  Our intention is to continue pursuing our strategy to take advantage of the growth opportunities presented during this low phase of the shipping cycle.  Diana Shipping intends to purchase attractively priced vessels in a gradual and disciplined manner over the next two years, using our robust balance sheet and cash position, together with new debt as appropriate, to generate value for our shareholders."

Fleet Employment Profile (As of November 10, 2009)
Currently Diana's fleet is employed as follows:
Vessel	Sister Ships*	Year Built	DWT	Gross Rate (USD per day)	Charterer	Redelivery date to owners**
PANAMAX VESSELS
Coronis	C	2006	74,381	$14,000	TPC Korea Co. Ltd., Seoul	Feb. 26, 2010 – Apr. 26, 2010
Erato	C	2004	74,444	$15,000	Cargill International S.A., Geneva	Nov. 27, 2009 – Feb. 27, 2010
Naias	B	2006	73,546	$19,000	J. Aron & Company, New York	Jul. 24, 2010 – Sep. 24, 2010
Clio	B	2005	73,691	$11,000	Cargill International S.A., Geneva	Dec. 26, 2009 – Mar. 26, 2010
Calipso	B	2005	73,691	$9,400	Cargill International S.A., Geneva	Dec. 24, 2009 – Mar. 24, 2010
Protefs	B	2004	73,630	$59,000	Hanjin Shipping Co. Ltd., Seoul	Aug. 18, 2011 – Nov. 18, 2011
Thetis	B	2004	73,583	$10,500	Cargill International S.A., Geneva	Dec. 12, 2009 – Mar. 12, 2010
Dione	A	2001	75,172	$12,000	Louis Dreyfus Commodities S.A., Geneva	Jun. 1, 2010 – Sep. 1, 2010
Danae	A	2001	75,106	$12,000	Augustea Atlantica Srl, Naples	Jan. 23, 2011 – Apr. 22, 2011
Oceanis	A	2001	75,211	$18,000	Bunge S.A., Geneva	Jul. 6, 2010 – Sep. 21, 2010

Triton	A	2001	75,336	$17,000	Intermare Transport GmbH, Hamburg, Germany	Sep. 10, 2010 – Nov. 25, 2010
Alcyon	A	2001	75,247	$34,500	Cargill International S.A., Geneva	Nov. 21, 2012 – Feb. 21, 2013
Nirefs	A	2001	75,311	$60,500	Cosco Bulk Carrier Co. Ltd.	Feb. 3, 2010 – Apr. 3, 2010
CAPESIZE VESSELS
Norfolk	-	2002	164,218	$74,750	Corus UK Limited	Jan. 12, 2013 – Mar. 12, 2013

Aliki	-	2005	180,235	$45,000	Cargill International S.A., Geneva	Mar. 1, 2011 – Jun. 1, 20113
Salt Lake City	-	2005	171,810	$55,800	Refined Success Limited	Aug. 28, 2012 – Oct. 28, 2012
Sideris GS	D	2006	174,186	$39,000	BHP Billiton Marketing AG	Nov. 30, 2009
				$36,000	BHP Billiton Marketing AG	Oct. 15, 2010 – Jan. 15, 20113
Semirio	D	2007	174,261	$31,000	BHP Billiton Marketing AG	Apr.30, 2011 – Jul. 30, 20113
Boston	D	2007	177,828	$52,000	BHP Billiton Marketing AG	Sep. 28, 2011 – Dec. 28, 20111
Houston7	D	2009	177,729	$55,000	Shagang Shipping Co.8	Oct. 3, 2014 – Jan. 3, 2015
VESSELS UNDER CONSTRUCTION
New York4,5,6	D	2010	177,000	$48,0002,4	Nippon Yusen Kaisha, Tokyo (NYK)	Jan. 31, 2015 – May 31, 20152
		Total	2,365,616

*   Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of US$52,000.
2 Based on expected date of delivery from the yard to the owners.
3 The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of US$48,500.

4 The gross rate will vary as follows: US$50,000 per day for delivery between October 1, 2009 and January 31, 2010 or US$48,000 per day for delivery between February 1, 2010 and April 30, 2010.
5 Latest possible delivery to owners during second quarter of 2010.
6 Hull H1107.
7 Hull H1138.
8 A guaranteed nominee of the Jiangsu Shagang Shipping Group Co.

Summary of Selected Financial & Other Data

	Three Months Ended September 30,		Nine months Ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$58,223	$87,408	$180,702	$253,052
Voyage expenses	2,778	3,528	9,069	10,168
Vessel operating expenses	10,310	10,908	30,059	29,980
Net income	28,660	57,591	93,909	167,539
FLEET DATA
Average number of vessels	19.0	19.0	19.0	18.9
Number of vessels	19.0	19.0	19.0	19.0
Weighted average age of fleet (in years)	5.0	4.0	5.0	4.0
Ownership days	1,748	1,748	5,187	5,165
Available days	1,713	1,740	5,132	5,157
Operating days	1,708	1,739	5,078	5,151
Fleet utilization	99.7%	99.9%	98.9%	99.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$32,367	$48,207	$33,444	$47,098
Daily vessel operating expenses (2)	$5,898	$6,240	$5,795	$5,804
_____________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Tuesday, November 10, 2009.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-870-4399 (for U.S.-based callers) or 1-706-679-6101 (for international callers), and providing the operator with the Conference ID number 35991230.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-800-642-1687 (for U.S.-based callers) or 1-706-645-9291 (for international callers), and providing the Conference ID number 35991230.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine months Ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	58,223	$87,408	$180,702	$253,052

EXPENSES:
Voyage expenses	2,778	3,528	9,069	10,168
Vessel operating expenses	10,310	10,908	30,059	29,980
Depreciation and amortization of deferred charges	11,195	11,034	33,031	32,243
General and administrative expenses	4,402	3,267	12,683	10,725
Foreign currency losses (gains)	(89)	(248)	(386)	(354)
Operating income	29,627	58,919	96,246	170,290

OTHER INCOME (EXPENSES):
Interest and finance costs	(732)	(1,384)	(2,428)	(4,400)
Interest Income	277	56	711	704
Gain / (loss) from financial instruments	(512)	-	(620)	-
Insurance settlement for vessel un-repaired damages	-	-	-	945

Total other income (expenses), net	(967)	(1,328)	(2,337)	(2,751)

Net Income	28,660	$57,591	$93,909	$167,539

Less: Dividends paid on restricted stock	-	(69)	-	(178)

Net income available to common shareholders	28,660	$57,522	$93,909	$167,361

Earnings/(losses) per common share, basic	0.36	$0.77	$1.21	$2.25

Earnings/(losses) per common share, diluted	0.36	$0.77	$1.21	$2.25

Weighted average number of common shares, basic	80,415,905	74,375,000	77,529,896	74,375,000

Weighted average number of common shares, diluted	80,517,771	74,377,885	77,615,311	74,377,694

BALANCE SHEET DATA
	September 30,	December 31,
	2009	2008
ASSETS	(unaudited)

Cash and cash equivalents	251,638	62,033
Other current assets	4,108	6,521
Advances for vessels under construction and acquisitions and other vessel costs	69,986	27,199
Vessels' net book value	927,923	960,431
Other fixed assets, net	118	136
Investments in time deposits	7,600	-
Other non-current assets	1,905	886
Prepaid charter revenue, non-current portion	15,000	-
Total assets	1,278,278	1,057,206

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	77,838	20,012
Long-term debt	214,049	238,094
Deferred revenue, non current portion	13,975	22,502
Other non-current liabilities	1,590	1,122
Total stockholders' equity	970,826	775,476
Total liabilities and stockholders' equity	1,278,278	1,057,206

OTHER FINANCIAL DATA
	Three Months Ended September 30,		Nine months Ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$41,954	$67,266	$111,430	$198,127
Net cash from / (used in) investing activities	(14,088)	(260)	(50,436)	(108,389)
Net cash from / (used in) financing activities	6,035	(84,950)	128,611	(101,703)